Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months
	Ended
	June 30,	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations	$119,018	$283,940	$269,730	$170,479	$199,627	$180,937
Income taxes	23,756	151,157	138,927	98,010	120,030	86,854
Fixed charges	104,338	202,044	191,174	178,437	181,372	181,793

Total Earnings	$247,112	$637,141	$599,831	$446,926	$501,029	$449,584

Fixed Charges:
Interest charges	$89,261	$170,594	$158,769	$145,502	$146,983	$147,610
Amortization of debt discount	2,320	4,639	4,363	4,085	4,854	3,337
Estimated interest portion of annual rents	12,757	26,811	28,042	28,850	29,535	30,846

Total Fixed Charges	$104,338	$202,044	$191,174	$178,437	$181,372	$181,793

Ratio of Earnings to Fixed Charges (rounded down)	2.36	3.15	3.13	2.50	2.76	2.47